Exhibit 99.3

Curaleaf's Select Brand Expands Into Pennsylvania

America's #1 Cannabis Oil Brand Is Now Available in 16 States

WAKEFIELD, Mass., Nov. 9, 2020 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading vertically integrated cannabis operator in the United States, announced today that it will expand its award-winning line of Select Oil brand products to Pennsylvania — the fifth most populated state in the U.S. Starting today, Select's best-selling Elite Live cartridges will be available at dispensaries across the state.

Select, America's #1 Cannabis Oil Brand, was acquired by Curaleaf in February 2020 and can be found in over 1,000 dispensaries in 16 states, including Arizona, California, Colorado, Connecticut, Florida, Illinois, Maine, Massachusetts, Maryland, Michigan, Nevada, New York, Ohio, Oklahoma, Oregon, and Pennsylvania. With plans to expand its product line to New Jersey and Utah by the first quarter of 2021, Select is well on track to become the first nationally recognized cannabis brand. As a recognized industry leader, Select has set the bar for stringent quality standards while continuing to pursue progress and innovation.

Products slated to launch in Pennsylvania include Select Elite Live and Select Elite — the brand's most popular product — and Select Ratio Drops, which allow for a personalized experience with four varieties, including 1:1, 4:1, 18:1, and THC.

"With the addition of Pennsylvania, an important East Coast market, the Select brand is now available to over 4.1 million registered medical patients across the country, which is a remarkable milestone," said Joe Bayern, President of Curaleaf. "As an industry leader, we feel it's both an honor and our responsibility to make the most innovative consumer products with consistent quality accessible to our patients and customers across the U.S."

In July 2020, Curaleaf closed on its acquisition of Grassroots, allowing the Company to continue developing innovative products serving additional communities across the United States, including Pennsylvania. This news follows last week's passage of adult use ballot measures in Montana, South Dakota, Arizona, and New Jersey, a clean sweep for cannabis on the ballot box nationwide.

According to the Pennsylvania Department of Health's Medical Marijuana Two Year Final Report published in May 2020, there are 297,317 registered patients with the state, 29,040 registered caregivers, and 1,349 licensed physicians from the state who may recommend medical cannabis for 23 qualifying medical conditions. For more information about Pennsylvania's Medical Marijuana Program, visit www.health.pa.gov.

Select products will be available at many of Pennsylvania's leading dispensaries, including the nine Herbology retail locations, which will operate under the Curaleaf brand pending regulatory approval. To find a dispensary near you that carries Select products, go to www.selectbetter.com and click "Find Us" for an interactive map of locations.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is the leading vertically integrated U.S. multi-state cannabis operator with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 95 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations
IR@curaleaf.com

MEDIA CONTACTS

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications
media@curaleaf.com

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the expansion of the Select Brand and its product offerings in Pennsylvania. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 23, 2019, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future.

Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

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SOURCE Curaleaf Holdings, Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2020/09/c0442.html

%SEDAR: 00037057E

CO: Curaleaf Holdings, Inc.

CNW 08:30e 09-NOV-20